Exhibit 99.2
Breakdown of Share Price

Date  Ticker Shares Price
6/2/2011 MGLN  100  52.0047
6/2/2011 MGLN  200  52.1
6/2/2011 MGLN  100  52.225
6/2/2011 MGLN  100  52.29

    500  52.1439